082-34843

[redacted]

09045445

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

FEB 18 2009
Washington, DC
111

SUPPL

28th January 2009

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our adhoc announcements of 22nd January 2009.

The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf
Investor Relations

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

PROCESSED
MAR 05 2009
THOMSON REUTERS



PALFINGER AG

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Overview

Palfinger is an international manufacturer of hydraulic lifting, loading and handling systems.Co. develops and distributes truck cranes with a lifting capacity of 0.8 to 120 meter-tons. The Hydraulic Systems Division includes the profit centers Container Handling Systems, as well as Railway, Crayler, Mobiler and Access. The Agriculture and Forestry Division's developed, produced and marketed products include stewing overhead and mobile cranes used in agriculture and forestry, as well as, more frequently in the recycling division. Co.'s distribution and sales network is based on 80 independent dealers. In total, there are 1,500 service and distribution points worldwide.

Data provided by Mergent, Inc.

Symbol: PLFRY
CUSIP: 696375104
Exchange: OTC
Ratio: 1:1
Country: Austria
Industry: Industrial Engineer.
Depositary: BNY (Sponsored)
Effective Date: Mar 31, 2005
Underlying SEDOL: 5700350
Underlying ISIN: AT0000758305
U.S. ISIN: US6963751044

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Custodians

- **Bank Austria Creditanstalt**

Related Links

- **Palfinger AG Homepage**
- **Free Annual Reports Service**
- **Shareholder Inquiries & Account Access**
- **Form 211 (For Broker/Dealer Use Only)**

Helpful Links

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PALFINGER

Adhoc - INFORMATION

Vorläufige Ergebnisse 2008 der PALFINGER Gruppe zeigen starke Marktposition

- Umsatzwachstum trotz Marktrückgang fortgesetzt
- EBIT-Rückgang spiegelt Marktveränderung und erforderliche Anpassungen wider
- Vorgeschlagene Dividende in Höhe von 0,39 EUR

in Mio EUR	**2008e**	**%**	**2007**	**2006**
Umsätze	795	+ 14 %	695,6	585,2
Operatives Ergebnis (EBIT)	69	– 31 %	99,6	77,0
EBIT-Marge	8,7 %	–	14,3 %	13,2 %

Bergheim/Salzburg, am 22. Jänner 2009

Die PALFINGER Gruppe konnte sich im Jahr 2008 zwar der Eintrübung des wirtschaftlichen Umfelds nicht entziehen, verzeichnete aber vor diesem Hintergrund einen zufrieden stellenden Geschäftsverlauf.

Insbesondere das im 1. Halbjahr noch starke Krangeschäft in Europa und das Wirksamwerden von drei Akquisitionen ermöglichten erneut zweistelliges Umsatzwachstum von 695,6 Mio EUR im Geschäftsjahr 2007 auf 795 Mio EUR. Die Ergebnisentwicklung zeigt das zunehmend schwächere Marktumfeld deutlicher. Der EBIT-Rückgang von 99,6 Mio EUR auf 67 Mio EUR spiegelt einerseits die stärkere Gewichtung der hydraulischen Systeme aufgrund des rückläufigen Krangeschäfts und der Akquisitionen wider; andererseits drückten die Bilanzierungsvorschriften bei Akquisitionen, erforderliche Wertberichtigungen und Abschreibungen ebenso wie die Sozialplankosten auf das Ergebnis.

Der Vorstand wird der Hauptversammlung – vorbehaltlich der Zustimmung durch den Aufsichtsrat – dementsprechend eine Dividende von 0,39 EUR pro Aktie für das Geschäftsjahr 2008 (Vorjahr: 0,70 EUR) vorschlagen.

Die gesamtwirtschaftliche Entwicklung bleibt ein wesentlicher Einflussfaktor für den Geschäftsverlauf im Jahr 2009. PALFINGER spürt derzeit geringe Investitionsbereitschaft seitens der Kunden, staatliche Förder- und Konjunkturmaßnahmen sollten jedoch zu einem Ansteigen der Infrastrukturinvestitionen führen. Das Management nimmt eine Minderauslastung der Kapazitäten in den ersten Monaten 2009 bewusst in Kauf, um ausreichend Flexibilität für eine Markterholung zu erhalten. Darüber hinaus wurden interne Maßnahmen zur Stärkung der Ertrags- und Finanzstruktur implementiert. Dies soll durch weitere Fixkostenreduktion, Prozessverbesserungen, Umsatzsteigerungen und Reduktion des Capital Employed erreicht werden. Das 2008 erzielte Wachstum zeigt, dass PALFINGER in einem unsicheren Umfeld von seiner starken Marktposition profitieren und Chancen nützen kann.

Die genannten Zahlen sind Indikationen aus einer Vorschaurechnung, die auf IFRS beruht. Die endgültigen Ergebnisse werden am 25. Februar 2009 veröffentlicht.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Adhoc - RELEASE

Preliminary results 2008 of the PALFINGER Group underline strong market position

- Growth in revenue continued despite market decline
- EBIT decrease reflects market changes and necessary adjustments
- Proposed dividend of EUR 0.39

in million EUR	2008e	%	2007	2006
Revenue	795	14%	695.6	585.2
EBIT	69	– 31%	99.6	77.0
EBIT margin	8.7%	–	14.3%	13.2%

Bergheim, Salzburg, 22 January 2009

The PALFINGER Group was not spared the effects of the adverse economic environment in 2008, but managed to record a satisfactory business development against this background.

In particular the strong crane business in Europe of the first half of 2008 and three acquisitions, which took effect in 2008, allowed the Group once again to report a double-digit growth in revenue from EUR 695.6 million in the 2007 financial year to EUR 795 million. The way earnings developed reflected the increasingly weaker market environment more clearly. EBIT went down from EUR 99.6 million to EUR 69 million, which was a sign of the greater weight given to hydraulic systems due to the declining crane business and the acquisitions carried out; revenue was also brought down by the accounting rules applying to acquisitions, the necessary depreciation and impairment, as well as the costs for the Group's social plan.

Subject to the approval of the Supervisory Board, the Management Board will propose to the Annual General Meeting to distribute a dividend in the amount of EUR 0.39 per share for the 2008 financial year (previous year: EUR 0.70).

The development of the overall economy will continue to have a significant influence on the Group's business performance in 2009. At present PALFINGER is feeling the consumers' reluctance to make investments, but government aid and economic support programmes are expected to reinvigorate infrastructure investments. Management deliberately has chosen not to counteract utilisation beyond capacity in the first months of 2009 in order to have sufficient flexibility in case of a recovery of the market. Moreover, PALFINGER launched a project to strengthen the Group's earnings and financial structure. This project is based on further savings in fixed costs, process improvements, revenue increases, and measures to reduce the capital employed. The growth generated in 2008 shows that in an uncertain environment PALFINGER is able to profit from its strong market position and make use of its opportunities.

The above-mentioned figures are indications from a projected calculation based on IFRS. The final results will be published on 25 February 2009.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

END